1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

August 5, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Lisa Larkin, Esq.

Re:	Barings Capital Investment Corporation
Registration Statement on Form 10
File Numbers: 000-56180 and 814-01348

Ladies and Gentlemen:

On behalf of Barings Capital Investment Corporation (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a letter dated July 10, 2020 relating to the Company’s registration statement on Form 10 that was filed with the SEC on June 26, 2020 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the registration statement on Form 10 filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

Page 1 – Explanatory Note

1.	Comment: Please add the following:

a.	The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. See “Item 1. Business – JOBS Act.”

August 5, 2020 Page 2

b.	The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

Response: The Company has revised the disclosure accordingly. See the third paragraph under the heading “Explanatory Note” in the Amended Registration Statement.

2.	Comment: The fourth bullet point states, “We do not intend to list our shares on any securities exchange for what may be a significant time and we do not expect a secondary market in the shares to develop.” In the prospectus, please add disclosure that specifies the Company’s intentions regarding an exchange listing, a liquidation, and/or any other liquidity event. Please include an estimated timeframe for these events.

Response: The Company has revised the fourth bullet as set forth below:

“Shares of our common stock are not currently listed on an exchange and given that we have no current intention of pursuing any such listing, it is unlikely that a secondary trading market will develop for shares of our common stock. In addition, given that there is no guarantee on if or when the Company will be able to consummate the limited liquidity event described herein and the fact that the Company will not seek to wind down and/or liquidate and dissolve until seven years following the Initial Closing (as defined below), an investment in shares of our common stock is not suitable for you if you might need access to the money you invest in the foreseeable future.”

In addition, the Company has added the following sentence under the heading entitled “The Private Offering” on page 13 of the Amended Registration Statement:

“If a Liquidity Event has not occurred by the expiration of the Commitment Period, the Board will use its best efforts to wind down and/or liquidate and dissolve the Company.”

3.	Comment: The second sentence of the fifth bullet point states, “Any capital returned to you through distribution will be disturbed after payment of fees and expenses.” Please add an “s” after “distribution” and change “disturbed” to “distributed.”

Response: The Company has revised the disclosure accordingly.

Page 4 – Item 1. Business

4.	Comment: In the second paragraph of the section titled, “The Company,” disclosure states,

August 5, 2020 Page 3

We expect to conduct private offerings (the “Private Offering”) of our Common Stock to investors in reliance on exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). At the closing of any Private Offering, each investor will make a capital commitment (a “Capital Commitment”) to purchase shares of our Common Stock pursuant to a subscription agreement entered into with us (a “Subscription Agreement”). Investors will be required to fund drawdowns (“Drawdowns”) to purchase shares of our Common Stock up to the amount of their respective Capital Commitments on an as needed basis with a minimum of 10 calendar days’ prior notice to the investors (“Drawdown Notice”).

a.	Please supplementally indicate on which exemptions you will rely and the basis for your reliance.

b.	Please disclose in the prospectus what happens to investors that fail to honor their obligations.

Response: The Company will conduct the Private Offering in reliance on Section 4(a)(2) under the Securities Act, and Regulation D under the Securities Act. Investors in the Private Offering will be required to be “accredited investors” as defined in Regulation D of the Securities Act.

Additionally, the Company has added the disclosure in the second paragraph of the section titled, “The Company,” as set forth below:

“As set forth in the Subscription Agreement, in the event that an investor fails to pay all or any portion of a Drawdown pursuant to a Drawdown Notice, and such default remains uncured for a period of ten calendar days (such investor, a “Defaulting Investor”), the Company will be permitted to pursue any remedies against the Defaulting Investor available under the Subscription Agreement or at law or at equity, including prohibiting the Defaulting Investor from purchasing additional shares of common stock or causing the Defaulting Investor to forfeit up to 25% of the Defaulting Investor’s shares of common stock to the other investors.”

5.	Comment: In the last sentence of the second paragraph of the section titled, “The Company,” disclosure states, “We anticipate commencing our loan origination and investment activities contemporaneously with the initial closing of the Private Offering, which is expected to occur in the second quarter of 2020 (the “Closing”).” Given that the second quarter of 2020 has passed, please revise the timeline accordingly.

August 5, 2020 Page 4

Response: The Company has revised the disclosure accordingly. See page 4 of the Amended Registration Statement.

6.	Comment: In the first sentence of the first paragraph of the section titled, “Description of Business,” disclosure states, “We are a financial services company that will primarily lend to and invest in senior secured private debt investments in performing, well-established middle-market businesses that operate across a wide range of industries.” Please provide a plain English definition of “performing.”

Response: The Company has deleted the word “performing” in the aforementioned sentence.

7.	Comment: In the third sentence of the third paragraph of the section titled, “Description of Business,” disclosure states, “Barings will employ fundamental credit analysis, and target investments in businesses with low levels of cyclicality and operating risk relative to other businesses in this market segment.” Please provide a plain English definition of “cyclicality.”

Response: The Company has revised the referenced sentence by adding the bold language noted below therein:

“Barings will employ fundamental credit analysis, and target investments in businesses with low levels of cyclicality (i.e., the risk of business cycles or other economic cycles adversely affecting them) and operating risk relative to other businesses in this market segment.”

8.	Comment: In the third paragraph of the section titled, “Description of Business,” please disclose the expected credit quality and maturity of the Company’s investments. Please include the term “junk bonds” in describing debt instruments that will be rated below investment grade or which, if unrated, would be rated below investment grade if they were rated.

Response: The Company has added the following sentence to the end of the third paragraph of the section entitled “Description of Business”:

“A significant portion of our investments are expected to be rated below investment grade by rating agencies or, if unrated would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as ‘junk’ have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.”

August 5, 2020 Page 5

Page 5 – Item 1. Business

9.	Comment: In the first paragraph at the top of the page, disclosure states, “We will initially focus on investing in syndicated senior secured loans, bonds and other fixed income. We expect to transition to investing in predominately senior secured private debt investments in performing, well-established middle-market businesses that operate across a wide range of industries.” Please add disclosure after this sentence explaining the difference between the initial and future investments.

Response: The Company has added the disclosure set forth below immediately following the referenced sentence in order to clarify the differences between the two types of investments:

“Syndicated senior secured loans are either (i) marketed by investment banks, which are mandated to bring lenders together and underwrite the deal, to institutional investors or (ii) bought and sold by institutional investors in individually negotiated private transactions that function in many respects like an over-the-counter secondary market. On the other hand, senior secured private debt investments are negotiated directly with the borrower, rather than marketed by a third party or bought and sold in the secondary market. We believe senior secured private debt investments may offer higher returns and certain more favorable protections than syndicated senior secured loans.”

Page 6 – Investment Committee

10.	Comment: The “Investment Team” is defined on the previous page while the “Investment Committee” is defined on this page. Please explain what the differences are between the two groups.

Response: The Barings North American Private Finance Team, or “Investment Team”, is a group of individuals within the Barings Global Private Finance Group (“Barings GPFG”). The Investment Team is responsible for identifying investment opportunities, conducting research and due diligence on prospective investments, structuring the Company’s investments and monitoring and servicing its investments. The Investment Committee, on the other hand, is a subset of individuals within the Investment Team that are responsible for all aspects of the Company’s investment process, including screening, reviewing and approving investments identified by the Investment Team.

Page 20 – Regulation as a Business Development Company

August 5, 2020 Page 6

11.	Comment: In the last sentence of the second paragraph, disclosure states, “We may also borrow amounts up to 5.0% of the value of our total assets for temporary or emergency purposes without regard to asset coverage (emphasis added).” The additional 5% is available only for temporary purposes, regardless of whether there are also emergency purposes. Please revise this section to indicate that the additional 5% borrowings described in this section are limited to borrowing for temporary purposes as that term is defined in section 18(g) of the 1940 Act.

Response: The Company has revised the disclosure accordingly and removed the word “emergency” from the referenced sentence in the Amended Registration Statement.

Page 35 – Inability to Meet Investment Objective or Investment Strategy

12.	Comment: It appears that the Company may hold a significant amount of covenant-lite loans. If the Company will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Response: The Company has revised the disclosure accordingly and included a new risk factor in the Amended Registration Statement as set forth below.

“Covenant-Lite Loans

A significant number of high yield loans in the market, in particular the broadly syndicated loan market, may consist of covenant-lite loans, or “Covenant-Lite Loans.” A significant portion of the loans in which the Company may invest or get exposure to through its investments may be deemed to be Covenant-Lite Loans and it is possible that such loans may comprise a majority of the Company’s portfolio. Such loans do not require the borrower to maintain debt service or other financial ratios and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Ownership of Covenant-Lite Loans may expose the Company to different risks, including with respect to liquidity, price volatility, ability to restructure loans, credit risks and less protective loan documentation, than is the case with loans that contain financial maintenance covenants.”

Page 35 – There are potential conflicts of interest, including the management of other investment funds and accounts by Barings, which could impact our investment returns.

13.	Comment: Please disclose whether the Company has any policies and procedures for managing conflicts of interest, and if so, what those policies and procedures are.

August 5, 2020 Page 7

Response: The Company has added the disclosure set forth below as the first sentence of the aforementioned risk factor:

“Although we and the Investment Adviser have adopted a compliance program that includes conflicts of interest policies and procedures relating to, among other things, personal investment activities and allocation of investment opportunities, that are designed to mitigate the potential actual or perceived conflicts between us, on the one hand, and the Investment Adviser and its affiliates, on the other hand, it may not eliminate all potential conflicts.”

Page 40 – PIK Interest Payments

14.	Comment: Please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Company’s income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following.

a.	The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

b.	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c.	Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;

d.	Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;

e.	The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;

August 5, 2020 Page 8

f.	Even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual payment is due at the maturity of the loan; and

g.	Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

Response: The Company has revised the disclosure accordingly. See page 40 of the Amended Registration Statement.

Page 41 – Senior Securities

15.	Comment: In the first sentence, disclosure states that the Company may issue debt securities or preferred stock. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year of the effective date of the registration statement, or add appropriate disclosure.

Response: The Company has no current plans to issue debt securities or preferred stock within a year of the effective date of the registration statement. However, as noted in the Registration Statement, the Company may enter into a revolving credit agreement with a bank or other financial institution to finance its investment activities.

Page 41 – We may invest in revolving credit facilities or make other similar financial commitments.

16.	Comment: In the first sentence of the first paragraph, disclosure states, “We may acquire or originate revolving credit facilities from time to time. Under a revolving credit facility, we may be required to fund amounts due in a shorter timeframe than the time in which we may be able to call capital from our investors. As a result, there is a risk that we may not have sufficient liquidity to fund all or a portion of the amounts due.” Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Response: The Company will not treat its unfunded commitments as senior securities under Sections 18 and 61 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), but will limit the amount of such unfunded commitments and manage its liquidity so as to ensure that it has a combination of sufficient cash, liquid assets, undrawn borrowings available to meet its unfunded commitments.

August 5, 2020 Page 9

Accounting Comments

Page 15 – Definition of “Floating Rate”

17.	Comment: Please describe if the change in the calculation of incentive fees will require a shareholder vote for the change in advisory agreement.

Response:

The Company respectfully submits that Section 15(a) of the Investment Company Act, made applicable to a business development company (“BDC”) by Section 59 thereunder, requires that an investment advisory agreement be “approved by the vote of a majority of the outstanding voting securities” of the BDC.  A subsequent material amendment to the contract, or an assignment of the contract, similarly requires shareholder approval.  Once shareholders have approved a contract, unless the contract is amended or assigned, additional shareholder approval is not required.

Section 15(a)(1) requires that the advisory contract precisely describe all compensation to be paid under the investment advisory agreement.  That provision permits the compensation to be determined by means of a formula, provided that there is no uncertainty as to the elements of the formula.  Section 6(b)(i) of the Company’s investment advisory agreement precisely describes the formula for the calculation of the income incentive fee both before and after LIBOR’s demise.  An element of this formula is the Hurdle Rate, which is a function of the Floating Rate.  Initially, the Floating Rate is 3-month LIBOR.  Upon the occurrence of a Floating Rate Transition Event and its related Floating Rate Replacement Date, the Floating Rate becomes the Replacement Rate.  The Replacement Rate is Term SOFR plus the Benchmark Replacement Adjustment.  If Term SOFR is unavailable, then the Replacement Rate is Compounded SOFR plus the Benchmark Replacement Adjustment.  The Benchmark Replacement Adjustment is added to Term SOFR, or Compounded SOFR, as the case may be, to compensate for differences between SOFR and LIBOR.

Compounded SOFR currently is available.  Since March 2020, the Federal Reserve Bank of New York (“FRBNY”) has been publishing on its website daily three compounded averages of SOFR, including “90-day Average SOFR.”  Bloomberg will begin publishing the same information in the near future.  The Alternative Reference Rates Committee (“ARRC”) of the FRBNY recently announced a recommended methodology for calculation of the Benchmark Replacement Adjustment, or spread adjustment.  ARRC, ARRC Announces Further Details Regarding Its Recommendation of Spread Adjustments for Cash Products (June 30, 2020), available at https://www.newyorkfed.org/medialibrary/Microsites/arrc/files/2020/ARRC_Recommendation_Spread_Adjustments_Cash_Products_Press_Release.pdf.  The ARRC expects to publish its recommendation for Term SOFR before the end of 2021.  See ARRC, Frequently Asked Questions, (June 2, 2020), available at https://www.newyorkfed.org/arrc/sofr-transition#pacedtransition.

August 5, 2020 Page 10

The definition of “Floating Rate” in Section 6(b)(i) of the Company’s investment advisory agreement is designed to make the transition from LIBOR to a predefined rate, i.e., the Replacement Rate, automatic upon the occurrence of objective triggers and according to industry accepted practices.  To this end, the language in this section closely tracks the language recommended by the ARRC.  See ARRC, ARRC Recommendations Regarding More Robust Fallback Language for New Issuances of LIBOR Floating Rate Notes (April 25, 2019), available at https://www.newyorkfed.org/medialibrary/Microsites/arrc/files/2019/FRN_Fallback_Language.pdf.  See also ARRC, ARRC Recommended Best Practices for Completing the Transition from LIBOR, (recommending that floating rate notes issued after June 30, 2020 incorporate “Hardwired Fallbacks”), available at https://www.newyorkfed.org/medialibrary/Microsites/arrc/files/2020/ARRC-Best-Practices.pdf.  Consequently, upon the occurrence of a Floating Rate Transition Event, the method for determining the Floating Rate changes pursuant to the advisory contract’s terms, but the text of the contract does not change.  The Company respectfully submits that in the absence of an amendment to the Company’s investment advisory agreement, shareholder approval is not required.

18.	Comment: It appears the initial floating rate will be based upon a 3 month LIBOR. After a transition event SOFR will be utilized. As SOFR is an overnight rate, please supplementally describe how the Company will adjust to a 3 month tenor and if it is expected that there will be a material difference between the rates upon transition.

Response: The Company respectfully submits that upon the occurrence of a Floating Rate Transition Event, the Replacement Rate is not based on SOFR, the overnight rate, but 3-month Term SOFR or Compounded SOFR, each with a 3-month observation window.  First, the Floating Rate becomes the Replacement Rate.  The Replacement Rate is Term SOFR plus the Benchmark Replacement Adjustment.  If Term SOFR is unavailable, then the Replacement Rate is Compounded SOFR plus the Benchmark Replacement Adjustment.  “Term SOFR” is defined, in part, as “the forward-looking term rate for the applicable Corresponding Tenor.”  “Compounded SOFR” is defined, in part, as “the compounded average of SOFR for the applicable Corresponding Tenor.”  The term “Corresponding Tenor” is defined as “a tenor (or observation period) having approximately the same length (disregarding business day adjustment) as the applicable tenor (or observation period) for the then-current Floating Rate.”  The Floating Rate initially is 3-month LIBOR, and that tenor does not change.

August 5, 2020 Page 11

The Company respectfully submits that it expects no material difference between 3-month LIBOR and the Replacement Rate upon transition.  The formula for calculation of the Replacement Rate tracks the ARRC recommendations.  Those recommendations are designed to provide a seamless replacement for LIBOR of various tenors by modifying and adjusting SOFR.  SOFR is an overnight, secured nearly risk-free rate, while 3-month LIBOR is an unsecured rate with a much longer tenor.  Because LIBOR is unsecured, and therefore includes an element of bank credit risk, as well as possible term premia, it generally is higher than SOFR.  The Benchmark Replacement Adjustment, or spread adjustment, is intended to account for these differences.  The ARRC has recommended a spread adjustment based on the historical median difference between LIBOR and Compounded SOFR with the same tenor over a five-year period.  This is the same methodology recommended by the International Swaps and Derivatives Association, Inc. for derivatives products.

A Replacement Rate based on Term SOFR may be a marginally more authentic replica of LIBOR upon transition than a Replacement Rate based on Compounded SOFR.  LIBOR is forward looking, i.e., it is the interest rate deemed appropriate for the next 3-month period.  Compounded SOFR, on the other hand, is derived from historical data.  Term SOFR will be derived from the interest rates implied by the prices of SOFR futures of various maturities, e.g., 90-day SOFR futures, a forward looking interest rate.  For that reason, the Replacement Rate will be based on Term SOFR if it is available.  If Term SOFR is not available, then Compounded SOFR will be used instead.  As noted above, Compounded SOFR currently is available.  Term SOFR is expected but may not be available at the time that a Floating Rate Transition Event occurs.  The Company believes that there will be no material difference between the Replacement Rate and 3-month LIBOR upon transition whether Term SOFR or Compounded SOFR is used.

*              *            *

August 5, 2020 Page 12

Should you have any questions or comments, please contact the undersigned at 202.261.3466 or Jim Curtis at 202.261.7734.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

HSP

cc:	Ian Fowler, Barings Capital Investment Corporation
Jonathan Bock, Barings Capital Investment Corporation
Michael Cowart, Barings Capital Investment Corporation
Jill Dinerman, Barings Capital Investment Corporation